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                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration Nos. 333-49845
                                                                       333-52495

PROSPECTUS
                                 631,159 SHARES
                      GLENBOROUGH REALTY TRUST INCORPORATED
                                  COMMON STOCK

     This Prospectus relates to the offer and sale from time to time by the holders (the "Selling Stockholders") of up to 631,159 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock") of the Company, consisting of (i) up to 72,564 Shares (the "Partnership Interests Acquisition Shares") which were issued in connection with the acquisition by the Company of all the limited partnership interests in a limited partnership, (ii) up to 206,398 Shares (the "Portfolio Acquisition Shares") which were issued in two separate transactions in connection with the acquisition by the Company of diversified real estate portfolios, and (iii) up to 352,197 shares of Common Stock (the "Unit Shares") which may be issued by the Company to certain holders (the "Unit Holders") of up to 352,197 units of limited partnership interests (the "Units") in Glenborough Properties, L.P. (the "Operating Partnership"), of which the Company is the sole general partner and owns a controlling interest, if and to the extent that such holders tender such Units for redemption and the Company elects to redeem such Units for Shares of Common Stock. The Company is registering the Partnership Interests Acquisition Shares pursuant to a Registration Rights Agreement dated December 12, 1997, by and among the Company and the holders of such Shares, to provide such Selling Stockholders with freely tradable securities. The Company is registering 173,200 Portfolio Acquisition Shares and 33,198 Portfolio Acquisition Shares pursuant to Registration Rights Agreements dated April 9, 1998, and April 10, 1997, respectively, each by and between the Company and the holders of such Shares, to provide such Selling Stockholders with freely tradable securities. The Company is registering the Unit Shares issuable upon redemption of the Units pursuant to the terms of a Registration Rights Agreement dated as of April 10, 1997, by and between the Company and a limited partnership, to provide such Selling Stockholders with freely tradable securities.

    The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GLB." The Shares of Common Stock are subject to certain restrictions on ownership and transfer designed to assist the Company in maintaining its status as a REIT for federal income tax purposes. See "Description of Capital Stock -- Restrictions on Transfer."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    The Selling Stockholders from time to time may offer and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents.

    The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders but has agreed to bear certain expenses of registration of the Shares under Federal and state securities laws. The Company will acquire Units in the Operating Partnership in exchange for the Unit Shares that the Company may issue to Unit Holders pursuant to the Registration Statement of which this Prospectus is a part.

    The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Selling Stockholders.

                  The date of this Prospectus is May 12, 1998


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                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission registration statements on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statements and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

     a. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

     b. The Company's Current Reports on Form 8-K filed with the Commission on April 29, 1998 and May 7, 1998.

     c. The description of the Registrant's Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-14162); and

     d. The description of the Registrant's 7 3/4% Convertible Preferred Stock (liquidation preference $25.00 per share), par value $0.001 per share, contained in the Company's Registration Statement on Form 8-A (File No. 1-14162).

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such



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statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Vice President, Capital Markets, Glenborough Realty Trust Incorporated, 400 South El Camino Real, 11th Floor, San Mateo, California 94402-1708, telephone number:
(650) 343-9300.



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     As used herein, the term "Company" means Glenborough Realty Trust
Incorporated, a Maryland real estate investment trust, and its consolidated subsidiaries for the periods from and after December 31, 1995 (the date of the merger of eight public limited partnerships and Glenborough Corporation, a California corporation, with and into the Company (the "Consolidation")), and the term "Operating Partnership" means Glenborough Properties, L.P. in which the Company holds a 1% interest as sole general partner, and an approximate 91.5% limited partner interest, as of March 31, 1998. Unless otherwise indicated, ownership percentages of the Company's Common Stock and interests in the Operating Partnership have been computed on a fully converted basis, using an exchange of Operating Partnership units ("Units") for Common Stock on a one-for-one basis and assuming no shares of Series A Preferred Stock (defined herein) are exchanged for shares of Common Stock. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.


                                   THE COMPANY

     The Company is a self-administered and self-managed real estate investment trust (a "REIT") that owns a portfolio of 141 office, office/flex, industrial, retail, multifamily and hotel properties (collectively, the "Properties," and each a "Property") located in 24 states throughout the country, as of March 31, 1998. The Company's principal growth strategy is to capitalize on the opportunity to acquire diversified portfolios or individual properties on attractive terms from public and private partnerships as well as from REITs and life insurance companies and other institutions. This strategy has evolved from the Company's predecessors' experience since 1978 in managing real estate partnerships and their assets and, since 1989, in acquiring management interests from third parties. In addition, as of March 31, 1998 two associated companies (the "Associated Companies") provided comprehensive asset, partnership and property management services for 46 other properties that are not owned by the Company.

     A portion of the Company's operations is conducted through the Operating Partnership in which the Company holds a 1% interest as the sole general partner and in which the Company holds an approximate 91.5% limited partner interest, as of March 31, 1998.

     The Common Stock is listed on the New York Stock Exchange under the Symbol "GLB." The Company's executive offices are located at 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708 and its telephone number is (650) 343-9300.


                            TAX STATUS OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1996. As a REIT, the Company generally is not subject to Federal income tax on net income that it distributes to its stockholders. See "Federal Income Tax Considerations."


                            SECURITIES TO BE OFFERED

     This Prospectus relates to the offer and sale from time to time by the Selling Stockholders of up to 631,159 Shares of Common Stock of the Company, consisting of (i) up to 72,564 Partnership Interests Acquisition Shares which were issued in connection with the acquisition by the Company of all the limited partnership interests in a limited partnership, (ii) up to 206,398 Portfolio Acquisition Shares which were issued in two separate transactions in connection with the acquisition by the Company of diversified real estate portfolios and
(iii) up to 352,197 Unit Shares that may be issued by the Company to the Unit Holders if and to the extent the Unit Holders tender such Units for redemption and the Company elects to redeem such Units for shares of Common Stock. The Company is registering the Partnership Interests Acquisition Shares pursuant to a Registration Rights Agreement, dated




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December 12, 1997 (the "Partnership Interest Shares Registration Rights
Agreement"), by and among the Company and the sellers of such limited partnership interests to provide such sellers with freely tradable securities. The Company is registering 173,200 Portfolio Acquisition Shares and 33,198 Portfolio Acquisition Shares pursuant to Registration Rights Agreements dated April 9, 1998 and April 10, 1997, respectively (the "Acquisition Shares Registration Rights Agreements") by and among the Company and the respective sellers of such diversified real estate portfolio, to provide such sellers with freely tradable securities. The Company is registering the Unit Shares pursuant to a Registration Rights Agreement dated April 10, 1997 (the "Unit Shares Registration Rights Agreement") by and among the Company and a limited partnership, to provide such Unit Holders with freely tradable securities if and to the extent the Unit Holders tender their Units for redemption and the Company elects to redeem such Units for Shares of Common Stock.


                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders but has agreed to bear certain expenses of registration of the Shares under Federal and state securities laws.


                                  RISK FACTORS

     Prospective investors should read this entire Prospectus carefully, including all appendices and supplements hereto and thereto, and should consider carefully the following factors before purchasing the Shares offered hereby.

RISKS ASSOCIATED WITH ACQUISITIONS

Risks Associated with the Addition of a Substantial Number of New Properties

     The Company is currently experiencing a period of rapid growth. Since the Consolidation on December 31, 1995 and through March 31, 1998, the Company has invested approximately $1.2 billion in properties. The Company's ability to manage its growth effectively will require it to apply successfully its experience managing its existing portfolio to new markets and to an increased number of properties. There can be no assurance that the Company will be able to manage these operations effectively. The Company's inability to effectively manage its expansion could have an adverse effect on the Company's results of operations and financial condition.

Acquisitions Could Adversely Affect Operations or Stock Value

     Consistent with its growth strategy, the Company is continually pursuing and evaluating potential acquisition opportunities, and is from time to time actively considering the possible acquisition of specific properties, which may include properties managed or controlled by one of the Associated Companies or owned by affiliated parties. It is possible that one or more of such possible future acquisitions, if completed, could adversely affect the Company's funds from operations or cash available for distribution, in the short term or the long term or both, or increase the Company's debt, or be perceived negatively among investors such that such an acquisition could be followed by a decline in the market value of the Common Stock.

Assumption of General Partner Liabilities

     The Company and its predecessors have acquired a number of their properties by acquiring partnerships that own the properties or by first acquiring general partnership interests and at a later date acquiring the properties, and the Company may pursue acquisitions in this manner in the future. When the Company uses this acquisition technique, a subsidiary of the Company becomes a general partner. As a general partner the Company's subsidiary becomes generally liable for the debts and obligations of the partnership, including debts and obligations that may be contingent or unknown at the time of the acquisition.
In addition, the Company's




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subsidiary assumes obligations under the partnership agreements, which may include obligations to make future contributions for the benefit of other partners. The Company undertakes detailed due diligence reviews to ascertain the nature and extent of obligations that its subsidiary will assume when it becomes a general partner, but there can be no assurance that the obligations assumed will not exceed the Company's estimates or that the assumed liabilities will not have an adverse effect on the Company's results of operations or financial condition. In addition, an Associated Company may enter into management agreements pursuant to which it assumes certain obligations as manager of properties. There can be no assurance that these obligations will not have an adverse effect on the Associated Companies' results of operations or financial condition, which could adversely affect the value of the Company's preferred stock interest in those companies.

Risks Relating to Tender Offers

     The Company may, as part of its growth strategy, acquire properties and portfolios of properties through tender offer acquisitions of interests in public and private partnerships and other REITs. Tender offers often result in competing tender offers, as well as litigation initiated by limited partners in the subject partnerships or by competing bidders. Due to the inherent uncertainty of litigation, the Company could be subject to adverse judgments in substantial amounts. As the Company has not yet attempted an acquisition through the tender offer process, and because of competing offers and possible litigation, there can be no assurance that, if undertaken, the Company would be successful in acquiring properties through a tender offer or that the tender offer process would not result in litigation and a significant judgment adverse to the Company.

Conflict of Interest

     The Company has acquired, and from time to time may acquire, properties from partnerships that Robert Batinovich, the Company's Chairman and Chief Executive Officer, and Andrew Batinovich, the Company's President and Chief Operating Officer, control, and in which they and members of their families have substantial interests. These transactions involve or will involve conflicts of interest. These transactions may provide substantial economic benefits such as the payments or unit issuances, relief or deferral of tax liabilities, relief of primary or secondary liability for debt, and reduction in exposure to other property-related liabilities. Despite the presence of appraisals or fairness opinions or review by parties who have no interest in the transactions, the transactions will not be the product of arms-length negotiation and there can be no assurance that these transactions will be as favorable to the Company as transactions that the Company negotiates with unrelated parties or will not result in undue benefit to Robert and Andrew Batinovich and members of their families. Neither Robert Batinovich nor Andrew Batinovich has guaranteed that any properties acquired from entities they control or in which they or their families have a significant interest will be as profitable as other investments made by the Company or will not result in losses.

DEPENDENCE ON EXECUTIVE OFFICERS

     The Company is dependent on the efforts of Robert and Andrew Batinovich, its Chief Executive Officer and its President and Chief Operating Officer, respectively, and of its other executive officers. The loss of the services of any of them could have an adverse effect on the results of operations and financial condition of the Company. Each of Robert and Andrew Batinovich have entered into employment agreements with the Company.

RISKS ASSOCIATED WITH DEBT FINANCING

     The Company selectively seeks to use leverage to increase the rate of return on its investments and to allow the Company to make more investments than it otherwise could. Such use of leverage presents an element of risk in the event that the cash flow from the Company's properties is insufficient to meet the Company's debt service requirements. To the extent the Company determines to obtain additional debt financing in the future, it may do so through mortgages on some of its properties. As of December 31, 1997, $148.1 million of the




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Company's outstanding debt was secured by mortgages. The existing mortgages, a substantial portion of which are cross-collateralized, are on non-recourse or cross-collateralized bases. To the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties which are not the primary collateral for their loans, which may, in turn, result in acceleration of other indebtedness secured by the properties. Foreclosure on properties would result in a loss of income and asset value to the Company.

     The Company's organizational documents limit the Company's ability to incur, or permit any consolidated partnership or subsidiary corporation to incur, additional debt if the total debt, including the additional debt, would exceed 50% of the Borrowing Base, defined in the Company's Charter as the greater of Fair Market Value or Total Market Capitalization. The debt of the Operating Partnership is included in the calculation of such additional debt and total debt. Fair Market Value is based upon the value of the Company's assets as determined by an independent appraiser. Total Market Capitalization is based upon the market value of the Company's outstanding capital stock, including shares issuable on exercise of redemption options by holders of units of the Operating Partnership. An exception is made for refinancings and borrowings required to make distributions to maintain the Company's status as a REIT. As of March 31, 1998, the Company's debt was approximately 26.3% of the Borrowing Base.

     In December 1997, the Operating Partnership replaced its $50 million secured line of credit with a new $250 million unsecured line of credit (the "Acquisition Credit Facility") with Wells Fargo Bank, N.A. ("Wells Fargo Bank"). The Acquisition Credit Facility provides that distributions may not exceed 90% of funds from operations and that, in the event of a failure to pay principal or interest on borrowings thereunder when due (subject to any applicable grace period), distributions may not exceed the lesser of (i) 90% of funds from operations and (ii) the minimum amount that the Company must distribute to it stockholders in order to avoid federal tax liability and remain qualified as a REIT. If the Company is unable to obtain acceptable financing to repay indebtedness at maturity, the Company may have to sell properties to repay indebtedness or properties may be foreclosed upon, which could have an adverse effect on the Company's results of operations and financial condition.

CERTAIN TAX RISKS

General

     The Company has elected to be treated as a REIT under the Code, commencing with its taxable year ended December 31, 1996. No assurance can be given, however, that the Company will be able to operate in a manner which will permit it to maintain its status as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which only limited judicial or administrative interpretation exists, and involves the determination of various factual matters and circumstances not entirely within the Company's control. The Company receives nonqualifying management fee income and owns nonqualifying preferred stock in the Associated Companies. As a result, the Company may approach the income and asset test limits imposed by the Code and could be at risk of not satisfying those tests. In order to avoid exceeding the asset test limit, for example, the Company may have to reduce its interest in the Associated Companies. The Company is relying on the opinion of its tax counsel regarding its ability to qualify as a REIT. This legal opinion is not binding on the Internal Revenue Service ("IRS"). See "Federal Income Tax Consequences -- Taxation of the Company."

Consequences of Failure to Qualify as a REIT

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates.




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Moreover, unless entitled to relief under certain statutory provisions, the
Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to the Company for the years involved. However, distributions to stockholders would no longer be required to be made. See "Federal Income Tax Consequences -- Failure to Qualify."

     Even if the Company continues to qualify as a REIT, it will be subject to certain federal, state and local taxes on its income and property. See "Federal Income Tax Consequences -- Taxation of the Company."

Possible Changes in Tax Laws

     Income tax treatment of REITs may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time. No assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the federal income tax consequences of this qualification. In addition to any direct effects the changes might have, the changes might also indirectly affect the market value of all real estate investments, and consequently the ability of the Company to realize its investment objectives.

RISKS RELATING TO REAL ESTATE

Environmental Matters

     Under federal, state and local laws, ordinances and regulations relating to protection of the environment ("Environmental Laws"), a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of petroleum products or other hazardous or toxic substances at such property, and may be required to investigate and clean-up such contamination at such property or such contamination which has migrated from such property. Such laws typically impose liability and clean-up responsibility without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. In addition, the owner or operator of a property may be subject to claims by third parties based on personal injury, property damage and/or other costs, including investigation and clean-up costs, resulting from environmental contamination present at or emanating from such property. Environmental Laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. Under the Environmental Laws, any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of investigation or clean-up of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person.

     Environmental Laws also govern the presence, maintenance and removal of asbestos-containing building materials ("ACM"). Such laws require that ACM be properly managed and maintained, that those who may come into contact with ACM be adequately apprised and trained, and that special precautions, including removal or other abatement, be undertaken in the event ACM is disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators for failure to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

     Some of the Properties, as well as properties previously owned by the Company, are leased or have been leased, in part, to owners and operators of dry cleaners that operate on-site dry cleaning plants, auto care centers, or to owners or operators of other businesses that use, store or otherwise handle petroleum products or other hazardous or toxic substances. Some of these Properties contain, or may have contained, underground



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storage tanks for the storage of petroleum products and other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of the Properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Several of the Properties have been contaminated with petroleum products or other hazardous or toxic substances from on-site operations or operations on adjacent or nearby properties. In addition, certain of the Properties are on, or are adjacent to or near other properties upon which others, including former owners or tenants of the Properties, have engaged or may in the future engage in activities that may release petroleum products or other hazardous or toxic substances.

     All of the Properties presently owned by the Company have been subject to Phase I environmental assessments by independent environmental consultants. Some of the Phase I environmental assessments recommended further investigations in the form of Phase II environmental assessments, including soil and groundwater sampling, and all of these investigations have been completed by the Company or are in the process of being completed. Certain of the Properties owned by the Company have been found to contain ACMs. The Company believes that these materials have been adequately contained and that an ACM operations and maintenance program has been implemented or is in the process of being implemented for the Properties found to contain ACMs.

     Some, but not all, of the properties owned by partnerships managed by the Associated Companies have been subject to Phase I environmental assessments by independent environmental consultants. The Associated Companies determine on a case-by-case basis whether to obtain Phase I environmental assessments on these properties and whether to undertake further investigation or remediation. Certain of these properties contain ACMs. In each case the responsible Associated Company believes that these materials have been adequately contained and that an ACM operations and maintenance program has been implemented for the properties found to contain ACMs.

     Although tenants of the Properties owned by the Company generally are required by their leases to operate in compliance with all applicable federal, state and local environmental laws, ordinances and regulations and to indemnify the Company against any environmental liability arising from the tenants' activities on the Properties, the Company could nevertheless be subject to environmental liability relating to its management of the Properties or strict liability by virtue of its ownership interest in the Properties and there can be no assurance that the tenants would satisfy their indemnification obligations under the leases. There can be no assurance that any environmental assessments of the Properties owned by the Company, properties being considered for acquisition by the Company, or the properties owned by the partnerships managed by the Associated Companies have revealed all potential environmental liabilities, that any prior owner or prior or current operator of such properties did not create an environmental condition not known to the Company or that an environmental condition does not otherwise exist as to any one or more of such properties that could have an adverse effect on the Company's results of operations and financial condition, either directly (with respect to properties owned by the Company), or indirectly (with respect to properties owned by partnerships managed by an Associated Company) by adversely affecting the financial condition of the Associated Company and thus the value of the Company's preferred stock interest in the Associated Company. Moreover, there can be no assurance that (i) future Environmental Laws, ordinances or regulations will not have an adverse effect on the Company's results of operations and financial condition or (ii) the current environmental condition of such properties will not be affected by tenants and occupants of such properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

     The Company's operating costs may be affected by the obligation to pay for the cost of complying with existing Environmental Laws as well as the cost of complying with future legislation. In addition, the presence of petroleum products or other hazardous or toxic substances at any of the Properties owned by the Company,


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or the failure to remediate such property properly, may adversely affect the
Company's ability to borrow by using such real property as collateral. The cost of defending against claims of liability and the cost of complying with Environmental Laws, including investigation or clean-up of contaminated property, could materially adversely affect the Company's results of operations and financial condition.

Risks Related to Ownership and Financing of Real Estate

     The Company is subject to risks generally incidental to the ownership of real estate, including changes in general economic or local conditions, changes in supply of or demand for similar or competing properties in an area, the impact of environmental protection laws, changes in interest rates and availability of financing which may render the sale or financing of a property difficult or unattractive, changes in tax, real estate and zoning laws, and the creation of mechanics' liens or similar encumbrances placed on the property by a lessee or other parties without the Company's knowledge and consent. Should any of these events occur, there could be an adverse effect on the Company's results of operations and financial condition.

Availability of and Competition for Real Estate for Acquisitions

     The Company's growth is dependent upon acquisitions. There can be no assurance that properties will be available for acquisition or, if available, that the Company will be able to purchase such properties on favorable terms. If such acquisitions are not available it could have a negative impact on the growth of the Company, which could have an adverse effect on the performance of the Company's Common Stock. Furthermore, the Company faces competition from other businesses, individuals, fiduciary accounts and plans and other entities in the acquisition, operation and sale of its properties. Some of the Company's competitors are larger and have greater financial resources than the Company. This competition may result in a higher cost for properties the Company wishes to purchase.

Competition for Tenants

     The Company is subject to the risk that when space becomes available at its properties the leases may not be renewed, the space may not be let or relet, or the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable to the Company. Although the Company has established annual property budgets that include estimates of costs for renovation and reletting expenses that it believes are reasonable in light of each property's situation, no assurance can be given that these estimates will sufficiently cover these expenses. If the Company is unable to promptly lease all or substantially all of the space at its properties, if the rental rates are significantly lower than expected, or if the Company's reserves for these purposes prove inadequate, then there could be an adverse effect on the Company's results of operations and financial condition.

Tenants' Defaults

     The ability of the Company to manage its assets is subject to federal bankruptcy laws and state laws affecting creditors' rights and remedies available to real property owners. In the event of the financial failure or bankruptcy of a tenant, there can be no assurance that the Company could promptly recover the tenant's premises from the tenant or from a trustee or debtor-in-possession in any bankruptcy proceeding filed by or against that tenant, or that the Company would receive rent in the proceeding sufficient to cover its expenses with respect to the premises. In the event of the bankruptcy of a tenant, the Company will be subject to the provisions of the federal bankruptcy code, which in some instances may restrict the amount and recoverability of claims held by the Company against the tenant. If any tenant defaults on its obligations to the Company, there could be an adverse effect on the Company's results of operations and financial condition.

Management, Leasing and Brokerage Risks; Lack of Control of Associated Companies

     The Company is subject to the risks associated with the property management, leasing and brokerage businesses. These risks include the risk that management contracts or service agreements may be terminated, that contracts will not be renewed upon expiration or will not be renewed on terms consistent with current terms, and that leasing and brokerage activity generally may decline. Acquisition of properties by the Company from the Associated Companies could result in a decrease in revenues to the Associated Companies and a corresponding decrease in dividends received by the Company from the Associated Companies. Each of these developments could have an adverse effect on the Company's results of operations and financial condition.

     To maintain the Company's status as a REIT while realizing income from the Company's third-party management business, the capital stock of Glenborough Hotel Group, a Nevada corporation ("GHG") and Glenborough Corporation, a California corporation ("GC," and together with GHG, the "Associated Companies") (which conduct the Company's third-party management, leasing and brokerage businesses) is divided into two classes. All of the voting common stock of the Associated Companies, representing 5% of the total equity of GC, and 25% of the total equity of GHG, is held by individual stockholders. Nonvoting preferred stock representing the remaining equity of each Associated Company is held entirely by the Company. Although the Company holds a majority of the equity interest in each Associated Company, the Company is not able to elect directors of any Associated Company and, consequently, the Company has no ability to influence the day-to-day decisions of each entity.

Uninsured Loss

     The Company or in certain instances tenants of the properties carry comprehensive liability, fire and extended coverage with respect to the Company's properties, with policy specification and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from earthquakes and floods) that may be either uninsurable or not economically insurable. Further, certain of the properties are located in areas that are subject to earthquake activity and floods. Should a Property sustain damage as a result of an earthquake or flood, the Company may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, the Company could lose some or all of its capital investment, cash flow and anticipated profits related to one or more Properties, which could have an adverse effect on the Company's results of operations and financial condition.

Illiquidity of Real Estate

     Real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code and individual agreements with sellers of properties place limits on the Company's ability to sell properties, which may adversely affect returns to holders of Common Stock. As of March 31, 1998, forty-two of the Properties owned by the Operating Partnership were acquired on terms and conditions under which they can be disposed of only in a like-kind exchange or other non-taxable transaction.

Potential Liability Under the Americans With Disabilities Act

     The Company's properties are required to be in compliance with the Americans With Disabilities Act (the "ADA"). The ADA generally requires that places of public accommodation be made accessible to people with disabilities to the extent readily achievable. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the federal government, an award of damages to private litigants and/or a court order to remove access barriers. Because of the limited history of the ADA, the impact of its application to the Company's properties, including the extent and timing of required renovations, is uncertain. Pursuant to certain lease agreements with tenants in certain of the "single-tenant" Properties, the tenants are obligated to comply with the ADA provisions. If the Company's costs are greater than anticipated or tenants are unable to meet their obligations, there could be an adverse effect on the Company's results of operations and financial condition.

Risk Related to Development Joint Ventures

     The Company may from time to time enter into joint ventures with selected developers ("JV Partners") for the purpose of developing new projects in which such JV Partner has, in the opinion of the Company, significant expertise or experience. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. Such development activities may entail certain risks, including the risk that: (i) the expenditure of funds on and devotion of management's time to projects which may not come to fruition;
(ii) construction costs of a project may exceed original estimates, possibly making the project uneconomical; (iii) occupancy rates and rents at a completed project may be less than anticipated; and (iv) expenses at a completed development may be higher than anticipated. In addition, JV Partners may have significant control over the operation of the joint venture assets. Therefore, such investments may, under certain circumstances, involve risks such as the possibility that the JV Partner might become bankrupt, have economic or business interests or goals that are inconsistent with the business interest or goals of the Company, or be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives. Consequently, actions by a JV Partner might result in subjecting property owned by the joint venture to additional risk. Although the Company will seek to maintain sufficient control of any joint venture to permit the Company's objectives to be achieved, it may be unable to take action without the approval of its JV Partners or its JV Partners could take actions binding on the joint venture without the Company's consent. Additionally, should a JV Partner become bankrupt the Company could become liable for such JV Partner's share of joint venture liabilities. These risks may result in a development project having an adverse effect on the Company's result of operations and financial condition.

ADDITIONAL CAPITAL REQUIREMENTS

     The Company's future growth depends in large part upon its ability to raise additional capital on satisfactory terms or at all. There can be no assurance that the Company will be able to raise sufficient capital to achieve its objectives. If the Company were to raise additional capital through the issuance of additional equity securities, or securities convertible into or exercisable for equity securities, the interests of holders of the Shares could be diluted. Likewise, the Company's Board of Directors is authorized to cause the Company to issue Preferred Stock in one or more series and to determine the distributions and voting and other rights of the Preferred Stock. Accordingly, the Board of Directors may authorize the issuance of Preferred Stock with voting, distribution and other similar rights which could be dilutive to or otherwise adversely affect the interests of holders of Shares. If the Company were to raise additional capital through debt financing, the Company will be subject to the risks described below, among others.

LIMITATION ON OWNERSHIP OF COMMON STOCK MAY PRECLUDE ACQUISITION OF CONTROL

     Provisions of the Company's Charter are designed to assist the Company in maintaining its qualification as a REIT under the Code by preventing concentrated ownership of the Company which might jeopardize REIT qualification. Among other things, these provisions provide that (a) any transfer or acquisition of capital stock of the Company that would result in the disqualification of the Company as a REIT under the Code will be void, and (b) if any person attempts to acquire shares of capital stock of the Company that after the acquisition would cause the person to own or to be deemed to own, by operation of certain attribution rules set out in the Code, an amount of capital stock of the Company in excess of a predetermined limit, which, pursuant to Board action, currently is 9.9% of the value of the outstanding shares of capital stock of the Company (the "Ownership Limitation" and as to the capital stock of the Company, the transfer of which would cause any person to actually own capital stock of the Company in excess of the Ownership Limitation, the "Excess Shares"), the transfer shall be void and the capital stock of the Company subject to the transfer shall automatically be transferred to an unaffiliated trustee for the benefit of a charitable organization designated by the Board of Directors of the Company until sold by the trustee to a third party or purchased by the Company. Robert Batinovich, his spouse and children (including Andrew Batinovich) and individuals or entities whose ownership of Common Stock is attributed to Robert Batinovich in determining the number of shares of Common Stock owned by him for purposes of compliance with Section 856 of the Code (the "Attributed Owners"), are exempt from these restrictions, but are prohibited from acquiring shares of capital stock of the Company if, after the acquisition, they would own in excess of 9.9% of the outstanding shares of capital stock of the Company. If the Board of Directors waives the Ownership Limitation for any person, the Ownership Limitation shall be proportionally and automatically reduced with regard to all other persons such that no five persons may own more than 50% of the value of the capital stock of the Company (the aggregate Ownership Limitations as to all of these persons, as adjusted, the "Adjusted Ownership Limitation"). See "Description of Capital Stock -- Restrictions on Ownership and Transfer of Common Stock" and "Federal Income Tax Consequences." This limitation on the ownership of capital stock of the Company may have the effect of precluding the acquisition of control of the Company by a third party without the consent of the Board of Directors.

LITIGATION RELATED TO CONSOLIDATION

     Recent business reorganizations sponsored by others involving the conversion of partnerships into corporations have given rise to a number of investor lawsuits. These lawsuits have included claims against the general partners of the participating partnerships, the partnerships themselves and related persons involved in the structuring of or benefiting from the conversion or reorganization, as well as claims against the surviving entity and its directors and officers. The lawsuits have included, among others, claims that the structure of the reorganizations, as well as the manner in which they were submitted for investor approval, involved violations of federal and state securities laws, common law fraud and negligent misrepresentations, breaches of fiduciary duty, unfair and deceptive trade practices, negligence and waste, breaches of the partnership documents of the participating partnerships, failure to comply with applicable reporting requirements, violations of the rules of the NASD on suitability and fair practices, and violations of the Racketeer Influenced and Corrupt Organizations Act. Two lawsuits have been filed contesting the fairness of the Consolidation, one in California state court and one in federal court. A settlement of the state court action was approved by the court, but objectors to the settlement appealed that approval. On February 17, 1998, the Court of Appeals rejected the objectors' contentions and upheld the settlement. Plaintiffs in the federal court action have agreed voluntarily to take the action off calendar pending resolution of the state court action.

     From time to time the Company is involved in other litigation arising out of its business activities. It is possible that this litigation and the other litigation previously described could result in significant losses in excess of amounts reserved, which could have an adverse effect on the Company's results of operations and the financial condition.

CHAPTER 11 REORGANIZATION OF PARTNERSHIP CONSOLIDATION BY SENIOR MANAGEMENT

     Robert and Andrew Batinovich, two of the senior officers of the Company, were also senior members of a management team that formed a publicly registered limited partnership in 1986 to consolidate a number of predecessor partnerships. That public partnership was involved in litigation with its primary creditor and in order to prevent foreclosure filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code in May of 1992. The public partnership, which owns an approximate 1.7% limited partner interest in the Operating Partnership along with other substantial real estate assets, and less than 0.5% interest in the Company, settled the litigation and obtained confirmation of a plan of reorganization in January 1994.

BOARD OF DIRECTORS MAY CHANGE INVESTMENT POLICIES

     The descriptions in this Prospectus of the major policies and the various types of investments to be made by the Company reflect only the current plans of the Company's Board of Directors. The Company's Board of Directors may change the investment policies of the Company without a vote of the stockholders. If the Company changes its investment policies, the risks and potential rewards of an investment in the Company may also change. In addition, the methods of implementing the Company's investment policies may vary as new investment techniques are developed.

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     One of the factors that may influence the market price of the shares of Common Stock in public markets will be the annual yield on the price paid for shares of Common Stock from distributions by the Company. An increase in market interest rates may lead prospective purchasers of the Common Stock to seek a higher annual yield from their investments. Such circumstances may adversely affect the market price of the Common Stock.

YEAR 2000 COMPLIANCE

     The Company utilizes a number of computer software programs and operating systems across its entire organization, including applications used in financial business systems and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000" and beyond, some level of modification, or replacement of such applications will be necessary. In addition, the ability of third parties ("Third Parties") with whom the Company transacts business to adequately address their Year 2000 issues is outside of the Company's control. The Company has completed its identification of applications that are not yet "Year 2000" compliant and has commenced modification or replacement of such applications, as necessary. Given information known at this time about the Company's systems that are non-compliant, coupled with the Company's ongoing, normal course-of-business efforts to upgrade or replace critical systems, as necessary, management does not expect Year 2000 compliance costs to have any material adverse impact on the Company's liquidity or ongoing results of operations. No assurance can be given, however, that all of the Company's or Third Parties' systems will be Year 2000 compliant or that compliance costs or the impact of the Company's or Third Parties' failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's future liquidity or results of operations.

SHARES AVAILABLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or future conversions or exercises of securities for future sales, including shares of Common Stock issuable upon exchange of Operating Partnership units, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Stock.


                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock and is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter and its Bylaws. The Common Stock is listed on the New York Stock Exchange under the symbol "GLB." Registrar and Transfer Company is the Company's transfer agent.

GENERAL

     The Company's Charter authorizes the Company to issue up to 200,000,000 shares of capital stock, of which 188,000,000 shares have been designated Common Stock, par value $0.001 per share, and 12,000,000 shares of which have been designated 7 3/4% Series A Convertible Preferred Stock (liquidation preference $25.00 per share) par value $0.001 per share (the "Series A Preferred Stock"). As of March 31, 1998 there were 31,549,756 shares of Common Stock issued and outstanding, 11,500,000 shares of Series A Preferred Stock issued and outstanding and no Shares-in-Trust were issued and outstanding. Under Maryland law, stockholders generally are not liable for the Company's debts or obligations.

COMMON STOCK

     The holders of shares of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including election of directors, and, except as provided in the Charter in respect of any other class of or series of stock, the holders of these shares exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of the holders of shares of Series A Preferred Stock and any preferential rights of any outstanding shares or series of stock, holders of shares of Common Stock are entitled to receive distributions, when and as declared by the Board of Directors, out of funds legally available therefor. Upon any liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata all assets of the Company legally available for distribution to its stockholders after payment of, or adequate provisions for, all known debts and liabilities of the Company and after the payment of all liquidation preferences of the holders of the Series A Preferred Stock and any other series of capital stock that has a liquidation preference. All shares of Common Stock now outstanding are fully paid and nonassessable. The holders of the Common Stock offered hereby will have no preemptive rights to subscribe to additional stock or securities issued by the Company at a subsequent date.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF COMMON STOCK

     For the Company to qualify as a REIT under the Code, not more than 50% of the value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year (the "closely-held test"). Shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year (the "100 person test"). See "Federal Income Tax Consequences -- Taxation of the Company -- Requirements for Qualification."

     Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Charter, subject to certain exceptions, provides that no holder, other than Robert Batinovich and the individuals or entities whose ownership of shares of Common Stock is attributed to Mr. Batinovich under the Code (the "Attributed Owners"), may own an amount of Common Stock and Preferred Stock in excess of the Ownership Limitation, which, pursuant to Board action, currently is 9.9% of the value of the outstanding shares of Common Stock and Preferred Stock. A qualified trust (as defined in the Charter) generally may own up to 9.9% of the outstanding shares of Common Stock and Preferred Stock. The Ownership Limitation provides that Robert Batinovich and the Attributed Owners may hold up to 9.9% of the outstanding shares of Common Stock and Preferred Stock, including shares which Robert Batinovich and the Attributed Owners may acquire pursuant to an option held by GPA, Ltd. (the "GPA Redemption Option") or Mr. Batinovich to cause the Company to redeem their respective partnership interests in the Operating Partnership, assuming GPA, Ltd. then dissolves and distributes these shares to the partners of GPA, Ltd.

     The Board of Directors may waive the Ownership Limitation if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Ownership Limitation will not apply if the Board of Directors and the stockholders determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. Any transfer of Common Stock or Preferred Stock that would (a) create actual or constructive ownership of Common Stock and Preferred Stock in excess of the Ownership Limitation, (b) result in the Company failing the 100 person test, or (c) result in the Company failing the closely-held test, shall be null and void, and the intended transferee will acquire no rights to the Common Stock or Preferred Stock.

     The Charter also provides that Common Stock or Preferred Stock involved in a transfer or change in capital structure that results in a person (other than Robert Batinovich and the Attributed Owners) owning in excess of the Ownership Limitation or would cause the Company to fail either the closely-held test or the 100 person test will automatically be transferred to a trustee for the benefit of a charitable organization until purchased by the Company or sold to a third party without violation of the Ownership Limitation. While held in trust, the Excess Shares will remain outstanding for purposes of any stockholder vote or the determination of a quorum for such vote and the trustee will be empowered to vote the Excess Shares. Excess Shares shall be entitled to distributions, provided that such distributions shall be paid to a charitable organization selected by the Board of Directors as beneficiary of the trust. The trustee may transfer the Excess Shares to any individual (a "Permitted Transferee") whose ownership of Common Stock or Preferred Stock would be permitted under the Ownership Limitation and would not cause the Company to fail the closely-held test. In addition, the Company would have the right, for a period of 90 days, to purchase all or any portion of the Excess Shares from the trustee at the lesser of: (i) where (a) the intended transferee gave value for the Excess Shares, the price paid for the Excess Shares by the intended transferee or (b) the intended transferee did not give value for the Excess Shares, the price per share equal to the average of the market price for the Common Stock for the five consecutive trading days ending on the date of the purported transfer to the intended transferee; and (ii) the average of the closing market price for the Common Stock for the five consecutive trading days ending the date the Company exercises its option to purchase. The intended transferee would be entitled to receive from the trustee the lesser of: (i) where (a) the intended transferee gave value for the Excess Shares, the price paid for the Excess Shares by the intended transferee or (b) the intended transferee did not give value for the Excess Shares, the price per share equal to the average of the closing market price for the Common Stock for the five consecutive trading days ending on the date of the purported transfer to the intended transferee; and (ii) the price per share received by the trustee from the transfer of the Excess Shares to a Permitted Transferee.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limitation would require an amendment to the Charter. Such amendments require the affirmative vote of stockholders owning a majority of the outstanding Common Stock. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Directors.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     All stockholders of record who own 5% or more of the value of the outstanding Common Stock (or 1% if there are fewer than 2,000 stockholders of record but more than 200, or 1/2% if there are 200 or fewer stockholders of record) must file written notice with the Company containing the information specified in the Charter by January 30 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of

Common Stock as the Board of Directors deems necessary to determine the effect, if any, of such ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limitation. The Company intends to use its best efforts to enforce the Ownership Limitation and will make prohibited transferees aware of their obligation to pay over any distributions received, will not give effect on its books to prohibited transfers, will institute proceedings to enjoin any transfer violating the Ownership Limitation, and will declare all votes of prohibited transferees invalid.

PREFERRED STOCK

     Subject to limitations prescribed by Maryland law and the Company's Charter, the Board of Directors is authorized to issue, from the authorized but unissued capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

     Series A Preferred Stock. In January 1998, the Company issued 11,500,000 shares of Series A Preferred Stock. The following description of the Company's Series A Preferred stock is in all respects subject and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Series A Preferred Stock, and Bylaws.

     The Series A Preferred Stock ranks senior to the Company's Common Stock as to dividends and liquidation amounts. The dividend per share on the Series A Preferred Stock is equal to the greater of: (i) $1.9375 per annum; or (ii) the cash distributions on the shares of Common Stock into which a share of Series A Preferred Stock is convertible. The Company currently pays regular dividends to holders of Series A Preferred Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred stock are entitled to receive in preference to any distribution to the holders of Common Stock, an amount per share of Series A Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto.

     Except in certain instances relating to the preservation of the Company's status as a REIT, the Series A Preferred Stock is not redeemable prior to January 16, 2003. On and after January 16, 2003, the Series A Preferred Stock may be redeemed at the option of the Company, in whole or from time to time in part, initially at 103.88% of the Liquidation Preference per share and thereafter at prices declining to 100% of the Liquidation Preference on and after January 16, 2008, plus in each case accumulated, accrued and unpaid dividends, if any, to the redemption date.

     Shares of Series A Preferred Stock are convertible, in whole or in part, at any time, at the option of the holder thereof, into shares of Common Stock at an initial conversion price of $32.83 per share of Common Stock (equivalent to a conversion rate of 0.7615 of a share of Common Stock for each share of Series A Preferred Stock), subject to certain adjustments.

     Holders of the Series A Preferred Stock generally will have no voting rights. However, if dividends on the Series A Preferred Stock are in arrears for six quarterly dividend periods, the holders of the Series A Preferred Stock have the right to elect two additional directors to serve on the Company's Board of Directors until such dividend arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of holders of two-thirds of the outstanding Series A Preferred Stock.

                        DESCRIPTION OF PARTNERSHIP UNITS

     Substantially all of the Company's assets are held by and all of its operations are conducted through the Operating Partnership. The Company is the sole general partner of the Operating Partnership and as of March 31, 1998 held 1.0% of the Units as a general partner and approximately 91.5% of the Units as a limited partner of the Operating Partnership. The following sets forth a description of certain terms and provisions of the Units and does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of California law and the Second Amended and Restated Agreement of Limited Partnership of Glenborough Properties, L.P., as amended (the "Partnership Agreement").

GENERAL

     Holders of Units (other than the Company) hold limited partnership interests in the Operating Partnership, and all holders of Units (including the Company in its capacity as general partner) are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. The Company holds its interest in the Operating Partnership in the forms of general partnership and limited partnership interests.

     Holders of Units have the rights to which limited partners are entitled under the Partnership Agreement and the California Revised Uniform Limited Partnership Act. The Units have not been registered pursuant to the federal or state securities laws and have not been listed on any exchange or quoted on any national market system. The Partnership Agreement restricts the transfer of Units, as described below.

RESTRICTIONS ON TRANSFER OF UNITS BY LIMITED PARTNERS

     The limited partners in the Operating Partnership (the "Limited Partners") are prohibited from transferring all or a portion of their Units without obtaining the prior consent of the Company, which consent may be given or withheld in the sole and absolute discretion of the Company.

REDEMPTION OF UNITS

     Subject to certain limitations, Limited Partners may require that the Company redeem all or a portion of their Units in the Operating Partnership. The Company, in its sole discretion, may elect to redeem Units for cash or shares of the Company's Common Stock.


                        SHARES AVAILABLE FOR FUTURE SALE

     As of March 31, 1998, the Company had approximately (i) 31,549,756 shares of Common Stock outstanding, (ii) 11,500,000 shares of Series A Preferred Stock outstanding and (iii) 2,369,283 Units outstanding. In addition, there are approximately 2,369,283 shares of Common Stock reserved for issuance upon redemption of limited partnership interests in the Operating Partnership and 8,757,234 shares of Common Stock reserved for issuance upon conversion of outstanding shares of Series A Preferred Stock. If, in the future, the Company issues Units in connection with the acquisition of properties, a number of shares of Common Stock for which such Units are exchangeable will be reserved for issuance upon redemption of such Units. In addition, at any given time, there are reserved for issuance under the Company's 1996 Stock Incentive Plan 8% of the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of all securities convertible into shares of Common Stock) outstanding determined as of the day immediately following the most recent issuance of shares of Common Stock. All of the shares of Common Stock, other than shares purchased by affiliates and shares reserved for issuance in connection with the GPA Redemption Option, will be tradable without restriction under the Securities Act.

     As of March 31, 1998, Robert Batinovich and the Attributed Owners owned shares of Common Stock, and indirectly own Operating Partnership interests which may be converted into shares of Common Stock, which in

\
the aggregate represent approximately 5.1% of the outstanding Common Stock including Units of the Operating Partnership which may be converted into shares of Common Stock, assuming only Units held by such persons are converted into shares of Common Stock and no shares of Series A Preferred Stock are converted into shares of Common Stock. Such shares of Common Stock may be sold by Robert Batinovich and the Attributed Owners without the consent of the Company. After the expiration of any applicable lock-up period, Robert Batinovich and the Attributed Owners may sell shares acquired through the GPA Redemption Option or the Batinovich Redemption Option, pursuant to the Registration Statement of which this Prospectus is a part. See "Registration Rights" below. Robert Batinovich and the Attributed Owners and other Affiliates of the Company also may sell Restricted Shares after their respective lock-up periods without registration in accordance with the exemptions provided by Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his or her shares for at least one year, as well as any persons who may be deemed "affiliates" of the Company (as defined in the Securities Act), would be entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding number of shares or the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. After shares are held for two years, a person who is not deemed an "affiliate" of the Company is entitled to sell such shares under Rule 144 without regard to the volume limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock (including shares issued upon the redemption of Units or the exercise of options), or the perception that such sales could occur, could adversely affect prevailing market price of the Shares.


                               REGISTRATION RIGHTS

     The Company has filed the Registration Statement of which this Prospectus is a part pursuant to its obligations (i) with respect to the Partnership Interests Acquisition Shares under the Partnership Interests Acquisition Registration Rights Agreement, (ii) with respect to the Portfolio Acquisition Shares under the Portfolio Acquisition Shares Registration Rights Agreement and
(iii) with respect to the Unit Shares under the Unit Shares Registration Rights Agreement. The following summaries do not purport to be complete and are qualified in their entirety by reference to each of the respective Registration Rights Agreements.

PARTNERSHIP INTERESTS REGISTRATION RIGHTS AGREEMENT

     Under the Partnership Interests Registration Rights Agreement, the Company granted certain demand and piggyback registration rights with respect to the unregistered Shares of Common Stock issued in connection with the acquisition by the Company of limited partnership interests in a limited partnership. These registration rights include the right under certain circumstances to demand registration of all or a portion of such unregistered Shares of Common Stock, and the right to have such Shares included when the Company registers other shares of its Common Stock or substantially similar securities. The Company must bear the expenses of satisfying the registration requirements resulting from the registration rights, except that the expenses shall not include any underwriting discounts or commissions or transfer taxes relating to the shares.

ACQUISITION SHARES REGISTRATION RIGHTS AGREEMENTS

     Under the Acquisition Shares Registration Rights Agreements, the Company granted certain demand and piggyback registration rights with respect to the unregistered Shares of Common Stock issued in connection with the acquisition of diversified real estate portfolios. These registration rights include the right under certain circumstances to demand registration of all or a portion of such unregistered Shares of Common Stock, and the right to have such shares included when the Company registers other shares of Common Stock or similar securities. The Company must bear the expenses to satisfy the registration requirements resulting from the registration rights, except that the expenses shall not include any underwriters' discounts or commissions, or transfer taxes relating to the shares.

UNIT SHARES REGISTRATION RIGHTS AGREEMENT

     Under the Unit Shares Registration Rights Agreements, the Company granted the Unit Holders certain demand and piggyback registration rights with respect to shares of Common Stock received if and to the extent the Unit Holders cause the Company to redeem their Units and the Company elects to effect such redemption with shares of Common Stock instead of cash. These registration rights include the right to demand registration of all or any portion of such unregistered shares of Common Stock, and the right to have such shares included when the Company registers other shares of its Common Stock, either for its own account or another security holder. Such registration rights may only be exercised during the period after certain restrictions on transfer have lapsed and prior to the time when the holder is permitted to sell its shares pursuant to Rule 144 under the Securities Act. The Company must bear the expenses of satisfying the registration requirements resulting from the registration rights, except that the expenses shall not include any underwriting discounts or commissions or transfer taxes relating to the shares.


                              SELLING STOCKHOLDERS

     The following table provides the names of and the number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder, and the number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering or offerings pursuant to this Prospectus, assuming (i) each Unit Holder tenders all of his/her Units for redemption and that the Company elects to redeem all such Units for shares of Common Stock and (ii) each Selling Stockholder sells all of its or his/her respective Shares. Since (x) the Unit Holders may elect to tender all, or some or none of their Units for redemption and the Company may elect to redeem all, or some or none of such tendered Units for Shares of Common Stock or cash and
(y) the Selling Stockholders may sell all, or some or none of their Shares, no estimate can be made of the aggregate number of Shares that are to be offered hereby or that will be owned by each Selling Stockholder upon completion of an offering to which this Prospectus relates. The number of shares in the following table represents the number of shares of Common Stock the person beneficially owns, and the extent to which the person holds Units as opposed to shares of Common Stock is set forth in the notes to such table.



                                     Beneficial Ownership                                           Beneficial Ownership
                                     Prior to Offering (1)                                          After the Offering(1)
                                 ----------------------------------                              -------------------------------
                                                    Percentage of                                                 Percentage of
                                  Number of           Shares            Number of Shares         Number of            Shares
                                 Shares (1)         Outstanding(2)       Offered Hereby          Shares(1)        Outstanding(2)
                                 ----------         --------------       --------------          ---------        --------------
Eaton & Lauth                    846,000(3)               2.1%              173,200               672,800               1.6%
Unit Holders (4)                 352,197(5)               *                 352,197                     0               *
S.H. Scripps Trust               302,459(6)               *                  56,439               246,020               *
Laurence Walker                   65,791(7)               *                  16,125                49,666               *
Mark H. Ellis                     16,599                  *                  16,599                     0               *
Brian K. Lane                     16,599                  *                  16,599                     0               *


--------------
*less than 1%

(1) Assumes (i) the exchange of all Units held by each person for shares of Common Stock on a one-for-one basis, and (ii) conversion of all shares of Series A Preferred Stock into shares of Common Stock.

(2) Assumes (i) the exchange for shares of Common Stock only of the Units owned by the Selling Stockholder, and (ii) conversion of all shares of Series A Preferred Stock into shares of Common Stock. The total number of shares outstanding used in calculating the percentage assumes no other Units have been exchanged for shares of Common Stock.

(3) Includes 672,800 shares of Common Stock that may be issued upon exchange of Units held by Eaton & Lauth.

(4) Represents 62 Unit Holders, whose aggregate number of shares (assuming all Units held by such Unit Holders are redeemed for shares of Common Stock) represents less than one percent of the outstanding shares of Common Stock of the Company.

(5) Represents 352,198 Shares of Common Stock that may be issued upon redemption of Units.

(6) Includes 115,443 shares of Common Stock of the Company that represents the total number of shares Mr. Scripps may receive pursuant to his interest in Glenborough Partners, a California limited partnership ("Partners"), which holds 691,883 Units, assuming Partners tenders all of its Units for redemption, and the Company elects to redeem such Units for shares of Common Stock, and includes 16,769 shares of Common Stock held indirectly that represents all of Mr. Scripps' portion of shares of Common Stock held directly by Partners.

(7) Includes 7,194 shares of Common Stock of the Company that represents the total number of shares Mr. Walker may receive pursuant to his interest in Partners, which holds 691,883, assuming Partners tenders all of its Units for redemption, and the Company elects to redeem such Units for shares of Common Stock, and includes 1,045 shares of Common Stock held indirectly that represents all of Mr. Walker's portion of shares of Common Stock held directly by Partners.

             CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

     Certain provisions of the Company's Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the stockholders. See "Description of Capital Stock -- Restrictions on Ownership and Transfer of Common Stock." The issuance of shares of preferred stock or other capital stock by the Board of Directors may also have the effect of delaying, depriving or preventing a change in control of the Company. See "Description of Capital Stock -- Preferred Stock." The Bylaws of the Company contain certain advance notice requirements in the nomination of persons for election to the Board of Directors which could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the prevailing market price, or which such holders might believe to be otherwise in their best interests.


                         FEDERAL INCOME TAX CONSEQUENCES

     The following summary of material federal income tax consequences is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES.

     The Company believes that since January 1, 1996, it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. The Company intends to continue to operate to satisfy such requirements. No assurance can be given, however, that such requirements will be met.

     The provisions of the Code and regulations thereunder relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations thereunder, and administrative and judicial interpretations thereof. Morrison & Foerster LLP has acted as tax counsel to the Company in connection with the Company's election to be taxed as a REIT.

     In the opinion of Morrison & Foerster LLP, commencing with the Company's taxable year that ended on December 31, 1996, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, and various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Morrison & Foerster LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. See "-- Failure to Qualify."

     In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT Taxable Income" (generally the REIT's taxable income adjusted for, among other things, the disallowance of the dividends-received deduction generally available to corporations) that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations.

     If the Company fails to qualify as a REIT in any year, however, it will be subject to federal income tax as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities and the amount of cash available for distribution to its stockholders could be reduced.

TAXATION OF THE COMPANY

General

     In any year in which the Company qualifies as a REIT, in general, it will not be subject to federal income tax on that portion of its net income that it distributes to stockholders. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT Taxable Income, including undistributed net capital gains. (However, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gain to its stockholders on a pro rata basis). Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has: (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than property held for at least four years, foreclosure property and property involuntarily converted), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and it has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% gross income test or the 95% gross income test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of: (i) 85% of its ordinary income for such year;
(ii) 95% of its net capital gain for such year; and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by the Company, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate.

Requirements for Qualification

     The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons (the "100 person test"); (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year (the "closely-held test"); and (7) which meets certain other tests, described below, regarding the nature of income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition
(5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Beginning in 1998, a REIT's failure to satisfy condition (6) during a taxable year will not result in its disqualification as a REIT under the Code for such taxable year as long as (i) the REIT satisfies the stockholder demand statement requirements described in the succeeding paragraph and (ii) the REIT did not know, or exercising reasonable diligence, would not have known, whether it had failed condition (6). Furthermore, a REIT must also report its income, for federal income tax purposes, based on the calendar year. The Treasury has proposed legislation that would also prevent any "person" (i.e., an individual, corporation, partnership or trust) from possessing more than 50% of the total combined voting power of all classes of voting stock or more than 50% of the total value of shares of all classes of stock of a REIT.

     In order to assist the Company in complying with the 100 person test and the closely-held test, the Company has placed certain restrictions on the transfer of the Common Stock and the Company's Preferred Stock to prevent further concentration of stock ownership. See "Description of Capital Stock -- Restrictions on Transfer." Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding Common Stock and Preferred Stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its Common Stock and Preferred Stock disclosing the actual owners of such Common Stock and Preferred Stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his or her federal income tax returns a similar statement disclosing the actual ownership of Common Stock and Preferred Stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements. See "Description of Capital Stock -- Restrictions on Ownership and Transfer of Common Stock." Furthermore, the Company reports its income, for federal income tax purposes, based on the calendar year.

     Although the Company intends to satisfy the stockholder demand letter rules described in the preceding paragraph, beginning in 1998, its failure to satisfy these requirements will not result in its disqualification as a REIT but may result in the imposition of IRS penalties against the Company.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands of a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

Asset Tests

     At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company). Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either: (i) 5% of the value of the Company's total assets as to any one non-government issuer; or (ii) 10% of the outstanding voting securities of any one issuer. The Treasury has also proposed legislation that also would prohibit investment in securities of any one issuer that would exceed 10% of the value of all classes of stock of such issuer.

     The Company's investment in real property through its interest in the Operating Partnership constitutes qualified assets for purposes of the 75% asset test. In addition, the Company may own 100% of "qualified REIT subsidiaries," which are, in general, corporate subsidiaries 100% owned by a REIT. All assets, liabilities, and items of income, deduction and credit of a qualified REIT subsidiary will be treated as owned and realized directly by the Company.

     The Company has analyzed the impact of its ownership interests in the Associated Companies on its ability to satisfy the asset tests. Based upon its analysis of the estimated value of the Company's total assets as well as its estimate of the value of the respective nonvoting preferred stock interests in the Associated Companies, the Company believes that none of such preferred stock interests will exceed 5% of the value of the Company's total assets on the last day of any calendar quarter in 1996. The Company intends to monitor compliance with the 5% test on a quarterly basis and believes that it will be able to manage its operations in a manner to comply with the tests, either by managing the amount of its qualifying assets or reducing its interests in the Associated Companies, although there can be no assurance that such steps will be successful. In rendering its opinion as to the qualification of the Company as a REIT, counsel has relied upon the Company's representation as to the value of its assets and the value of its interests in the Associated Companies. Counsel has discussed with the Company its valuation analysis and the future actions available to it to comply with the 5% tests but it has not independently verified the valuations.

Gross Income Tests

     There are three separate percentage tests (two beginning in 1998) relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-- Tax Aspects of the Company's Investment in the Operating Partnerships -- General."

     The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes:(i) "rents from real property" (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property;
(iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

     For purposes of determining whether the Company complies with the 75% test and 95% test (described below), gross income does not include income from prohibited transactions. See "-- Tax Aspects of the Company's Investment in the Operating Partnership -- Sale of Properties."

     In addition, rents received from a tenant will not qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." For both the related party tenant rules and determining whether an entity qualifies as an independent contractor, certain attribution rules of the Code apply, pursuant to which shares of a REIT held by one entity are deemed held by another.

     Under prior law, if a REIT provides impermissible services to its tenants, all of the rent from those tenants would have been disqualified from satisfying the 75% test and 95% test (described below). Beginning in 1998, however, rents will not be disqualified if a REIT provides de minimis, impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (threshold determined on a property-by-property basis). For purposes of this 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost of the Company in furnishing or rendering the service.

     The Company will be deemed to provide certain services which are actually provided by the Operating Partnership (which is not an independent contractor of the Company) with respect to properties owned by the Operating Partnership. The Company believes that the services provided by the Operating Partnership are usually or customarily rendered in connection with the rental of space of occupancy only, and therefore that the provision of such services will not cause the rents received with respect to its properties to fail to qualify as rents from real property for purposes of the 75% test and 95% test (described below). The Company does not intend to rent to related party tenants or to charge rents that would not qualify as rents from real property because the rents are based on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales).

     Pursuant to the percentage leases ("Percentage Leases"), GHG leases from the Operating Partnership the land, buildings, improvements, furnishings, and equipment comprising the Hotels for a five-year period with a five-year renewal option. The Percentage Leases provide that the lessee will be obligated to pay to the Operating Partnership (a) the greater of a fixed rent (the "Base Rent") or a percentage rent (the "Percentage Rent") (collectively, the "Rents") and (b) certain other amounts, including interest accrued on any late payments or charges (the "Additional Charges"). The Percentage Rent is calculated by multiplying fixed percentages by the gross revenues from the operations of the Hotels in excess of certain levels. The Base Rent accrues and is required to be paid monthly. Percentage Rent is due quarterly; however, the lessee will not be in default for non-payment of Percentage Rent due in any calendar year if the lessee pays, within 90 days of the end of the calendar year, the excess of Percentage Rent due and unpaid over the Base Rent with respect to such year.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute rents from real property, the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (a) the intent of the parties, (b) the form of the agreement, (c) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (d) the extent to which the property owner retains the risk of loss of the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (a) the service recipient is in physical possession of the property, (b) the service recipient controls the property, (c) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (d) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (e) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and
(f) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     Counsel is of the opinion that the Percentage Leases will be treated as true leases for federal income tax purposes. Such opinion is based, in part, on the following facts: (a) the Operating Partnership and the lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (b) the lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels during the term of the Percentage Leases, (c) the lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities, structural elements and exterior painting, and will dictate how the Hotels are operated, maintained, and improved, (d) the lessee bears all of the costs and expenses of operating the Hotels (including inventory costs) during the term of the Percentage Leases (other than real property taxes, personal property taxes on property owned by the Operating Partnership, casualty insurance and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by the Operating Partnership under the Percentage Leases), (e) the lessee will benefit from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (f) in the event of damage or destruction to a Hotel which renders the Hotel unsuitable for continued use, the lessee will be at economic risk because the Operating Partnership can elect to terminate the Percentage Lease as to such Hotel, in which event the lessee can elect to rebuild at its cost less any insurance proceeds, or accept such termination, (g) the lessee will indemnify the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of: (i) injury to persons or damage to property occurring at the Hotels; or (ii) the lessee's use, management, maintenance or repair of the Hotels, (h) the lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, and (i) the lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels. The Company has represented that the lessee has and will have its own employees, physically distinct and separate office space, furniture and equipment, and directors. Further, the Company has represented that neither the Company nor the Operating Partnership will furnish or render services to either the lessee or its customers.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. Therefore, the opinion of counsel with respect to the relationship between the Operating Partnership and the lessee is based upon all of the facts and circumstances, and rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no assurance that the IRS will not assert successfully a contrary position. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as rents from real property. In that case, the Company likely would not be able to satisfy either the 75% test or 95% test (described below) and, as a result, could lose its REIT status.

     In order for the Rents to constitute rents from real property, several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in a Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). Management has obtained an appraisal of the personal property at each Hotel indicating that the appraised value of the personal property at each Hotel is less than 15% of the value at which such Hotel is acquired. However, the Company has represented that the Operating Partnership will in no event acquire additional personal property for a Hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for that Hotel to exceed 15%. There can be no assurance, however, that the Service would not assert that the personal property acquired from a particular partnership had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Company could fail the 15% Adjusted Basis Ratio as to one or more of the Percentage Leases, which in turn potentially could cause it to fail to satisfy the 75% test or the 95% (described below) and thus could lose its REIT status.

     Another requirement for qualification of the Rents as rents from real property is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as rents from real property if it is based on percentages of receipts or sales and the percentages (a) is fixed at the time the Percentage Leases are entered into, (b) is not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(c) conforms with normal business practice. More generally, the Percentage Rent will not qualify as rents from real property if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases, and the Company has represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profit and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenue, as described above).

     As described above, a further requirement, under the related party tenant rules, for qualification of Rents as rents from real property limits the relationship between the Company and its tenants. In the case of a corporate tenant, the Company must not own 10% or more of the total combined voting power of the tenant's stock and must not own 10% or more of the total number of shares of all classes of the tenant's stock outstanding. In the case of a tenant that is not a corporation, the Company must not own 10% or more in interest of the tenant's assets or net profits. The Company intends to limit its ownership interest in GHG to nonvoting preferred stock which will constitute less than 10% of the total number of outstanding shares of GHG stock. The common stock of GHG, which is the only voting stock of GHG, will be owned by persons who are not related to the Company within the definition in the applicable statute. The common stockholders will have a significant economic interest in GHG and will elect the board of directors of GHG. Based upon the foregoing, counsel is of the opinion that rental payments from GHG will not constitute rentals from a party related to the Company.

     The Company will receive nonqualifying management fee income. As a result, the Company may approach the income test limits and could be at risk of not satisfying such tests and thus not qualifying as a REIT. Counsel's opinion is based on the Company's representation that the actual amount of nonqualifying income will not exceed such limits.

     The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not for purposes of the 75% test. Furthermore, income earned on interest rate swaps and caps entered into as liability hedges against variable rate indebtedness qualify for the 95% test (but not the 75% test). Beginning in 1998, income earned on liability hedges against all of a REIT's indebtedness, such as options, futures, and forward contracts, will qualify for the 95% test (but not the 75% test). In certain cases, Treasury Regulations treat a debt instrument and a liability hedge as a synthetic debt instrument for all purposes of the Code. If a liability hedge entered into by a REIT is subject to these rules, income earned thereon will operate to reduce its interest expense, and, therefore, such income will not affect the REIT's compliance with either the 75% or 95% tests.

     Even if the Company fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the 75% and 95% tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, the Company will, however, still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% test for that year.

     The 30% Test. Prior to 1998, the Company must have derived less than 30% of its gross income for each taxable year from the sale or other disposition of:
(i) real property held for less than four years (other than foreclosure property and involuntary conversions); (ii) stock or securities held for less than one year; and (iii) property in a "prohibited transaction." The 30% test has been repealed with respect to tax years beginning after December 31, 1997.

ANNUAL DISTRIBUTION REQUIREMENTS

     The Company, in order to qualify as a REIT, is required to make distributions (other than capital gain distributions) to its stockholders each year in an amount at least equal to (A) the sum of: (i) 95% of the Company's REIT Taxable Income (computed without regard to the dividends paid deduction and the REIT's net capital gain); and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular distribution payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT Taxable Income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. (However, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gain to its shareholders on a pro rata basis.) Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of: (i) 85% of its ordinary income for such year;
(ii) 95% of its net capital gain for such year; and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. For such purposes, dividends declared to shareholders of record in October, November, or December of one calendar year and paid by January 31 of the following calendar year are deemed paid as of December 31 of the initial calendar year.

     The Company believes that it has made and will make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the

Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that in the future the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT Taxable Income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. The Company (through the Operating Partnership) may be required to borrow funds at times when market conditions are not favorable.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the IRS, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENT IN THE OPERATING PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable solely to the Company's investment in the Operating Partnership.

General

     The Company holds a direct ownership interest in the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT Taxable Income. See "-- Requirements for Qualification" and "-- Gross Income Tests." Any resultant increase in the Company's REIT Taxable Income increases its distribution requirements (see "-- Requirements for Qualification" and "-- Annual Distribution Requirements"), but is not subject to federal income tax in the hands of the Company provided that such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "-- Requirements for Qualification" and "-- Asset Tests"), the Company includes its proportionate share of assets held by the Operating Partnership.

Tax Allocations with Respect to Certain Properties

     Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the partnership agreement of the Operating Partnership requires such allocations to be made in a manner consistent with
Section 704(c) of the Code.

     In general, the limited partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules under
Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Requirements for Qualification" and "-- Annual Distribution Requirements." In addition, the application of Section 704(c) of the Code to the Operating Partnership is not entirely clear and may be affected by authority that may be promulgated in the future.

Basis in Operating Partnership Interest

     The Company's adjusted tax basis in its partnership interest in the Operating Partnership generally: (i) is equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company; (ii) is increased by (a) its allocable share of the Operating Partnership's income and (b) increases in its allocable share of indebtedness of the Operating Partnership and; (iii) is reduced, but not below zero, by the Company's allocable share of (a) the Operating Partnership's losses and (b) the amount of cash distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

     If the allocation of the Company's distributive share of the Operating Partnership's losses would reduce the adjusted tax basis of the Company's partnership interest in the Operating Partnership below zero, the recognition of such losses will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (each such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Company. Such distributions and constructive distributions will normally be characterized as a capital gain, and if the Company's partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gains.

Sale of Properties

     Generally, any gain realized by the Operating Partnership on the sale of property held by the Operating Partnership will be capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company" and "-- Requirements for Qualification" and "-- Gross Income Tests -- The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating its properties, and to make such occasional sales of properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Operating Partnership's properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

Taxation of Taxable U.S. Stockholders

     As used herein, the term "U.S. Stockholder" means a holder of shares of Company stock who (for U.S. federal income tax purposes): (i) is a citizen or resident of the United States; (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (except, in the case of a partnership, the Treasury provides otherwise by Regulations); (iii) is an estate the income of which is subject to United States Federal income taxation regardless of its source; or (iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders.

     As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends received deduction otherwise available with respect to dividends received by U.S. Stockholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time the Company held the assets which produced such gains, and on certain designations, if any, which may be made by the Company, such gains may be taxable to noncorporate U.S. Stockholders at a 20%, 25% or 28% rate. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of Company stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his shares taxable as capital gain, provided that the shares have been held as a capital asset (which, with respect to a non-corporate U.S. Stockholder, will be taxable as long-term capital gain if the shares have been held for more than eighteen months, mid-term capital gain if the shares have been held for more than one year but not more than eighteen months, or short-term capital gain if the shares have been held for one year or less). Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

     Distributions made by the Company and gain arising from the sale of exchange by a U.S. Stockholder of shares of Company stock will not be treated as passive activity income and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. However, gain arising from the sale or other disposition of Company stock (or distributions treated as such), will not be treated as investment income under certain circumstances.

     The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. In such event, the Company would pay tax on such retained net long-term capital gains. In addition to the extent designated by the Company, a U.S. Stockholder generally would: (i) include its proportionate share of such undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company's taxable year falls (subject to certain limitations as to the amount so includable); (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in such U.S. Stockholder's long-term capital gains; (iii) receive a credit or refund for such amount of tax deemed paid by it; (iv) increase the adjusted basis of its Shares by the difference between the amount of such includable gains and the tax deemed to have been paid by it; and (v) in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

     Upon any sale or other disposition of Company stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares of Company stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset and, with respect to a non-corporate U.S. Stockholder, will be mid-term or long-term gain or loss if such shares have been held for more than one year or more than eighteen months, respectively. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Company stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of capital gain dividends received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

Information Reporting and Backup Withholding

     The Company will report to each U.S. Stockholder and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemption proceeds unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The Company will also institute backup withholding with respect to a stockholder when instructed to do so by the IRS. A stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability, if any.

Taxation of Tax-Exempt Stockholders

     The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by the Company to a stockholder that is a tax-exempt entity should not constitute UBTI, provided that the tax exempt entity has not financed the acquisition of its shares of Common Stock with "acquisition indebtedness" within the meaning of the Code, and that the shares of the Company's stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, REITs generally treat the beneficiaries of qualified pension trusts as the beneficial owners of REIT shares owned by such pension trusts for purposes of determining if more than 50% of the REIT's shares are owned by five or fewer individuals. However, if a pension trust owns more than 10% of the REIT's shares, it can be subject to UBTI on all or a portion of REIT dividends made to it, if the Company is treated as a "pension-held REIT." In view of the Ownership Limitation, the Company does not expect to be treated as a "pension-held REIT." See "Description of Capital Stock -- Restrictions on Transfer." Consequently, a pension trust stockholder should not be subject to UBTI on dividends that it receives from the Company. However, because the Common Stock is publicly traded, no assurance can be given to this effect.

Taxation of Non-U.S. Stockholders

     The rules governing United States federal income taxation of the ownership and disposition of Company stock by persons who or that are not U.S. Stockholders ("Non-U.S. Stockholders") are complex and no attempt is made herein to provide more than a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and any foreign income tax laws with regard to an investment in the Company, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by the Company or the Operating Partnership of "United States real property interests" ("USRPIs"), as defined in the Code, and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of current or accumulated earnings and profits of the Company. Unless such distributions are effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), the gross amount of the distributions will ordinarily be subject to U.S. withholding tax at a 30% or lower treaty rate, if applicable. In general, Non-U.S. Stockholders will not be considered engaged in a U.S. trade or business (or, in the case of an income tax treaty, as having a U.S. permanent establishment) solely by reason of their ownership of the Company's stock. If income on the Company's stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a Non-U.S. Stockholder unless: (i) a lower treaty rate applies and proper certification is provided; or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder).

     Pursuant to Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under certain income tax treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. Under recently promulgated temporary Treasury Regulations, certain Non-U.S. Stockholders who





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

seek to claim the benefit of an applicable treaty rate are required to satisfy certain residency requirements. In addition, certain certification and disclosure requirements must be satisfied under the effectively connected income and permanent establishment exemptions discussed in the preceding paragraph.

     Unless the Company's stock constitutes a USRPI, distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that such distributions do not exceed the adjusted basis of the Non-U.S. Stockholder's shares but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares of the Company's capital stock, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. If, however, the Company's stock is treated as a USRPI, then unless otherwise treated as a dividend for withholding tax purposes as described below, any distributions in excess of current or accumulated earnings and profits will generally be subject to 10% withholding and, to the extent such distributions also exceed the adjusted basis of a Non-U.S. Stockholder's stock, they will also give rise to gain from the sale or exchange of the stock, the tax treatment of which is described below.

     Distributions that are designated by the Company at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to taxation, unless: (i) investment in the shares is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, if an income tax treaty applies, it is attributable to a United States permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax); or (ii) the Non-U.S. Stockholder is a non-resident alien individual whose is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his or her shares under circumstances in which the sale was attributable to a U.S. office, in which case the non-resident alien individual will be subject to a 30% tax on the individual's capital gains.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of USRPIs ("USRPI Capital Gains"), such as properties beneficially owned by the Company (including property held by the Operating Partnership), will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as gain effectively connected with a U.S. trade or business regardless or whether such dividends are designated as capital gain dividends. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) on such distributions. Also, distributions of USRPI Capital Gains may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution consisting of USRPI Capital Gains. This amount may be creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of shares of Company stock will generally not be taxed under FIRPTA if the shares do not constitute a USRPI. Shares of the Company will not be considered a USRPI if the Company is a "domestically controlled REIT," or if the shares are part of a class of stock that is regularly traded on an established securities market and the holder owned less 5% of the class of stock sold during a specified testing period. A "domestically controlled REIT" is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under FIRPTA. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the stock may be required to withhold 10% of the purchase price and remit such amount to the IRS. However, since the Company's Common Stock is publicly traded, no assurance can be given to this effect.

     Gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if:
(i) investment in the shares is effectively connected with a U.S. trade or business of the Non-U.S. Stockholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

     If the proceeds of a disposition of shares of Company stock are paid by or through a U.S. office of a broker, the payment is subject to information reporting and backup withholding unless the disposing Non-U.S. Stockholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if: (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person,
(b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or (c) a "controlled foreign corporation" for U.S. federal income tax purposes; and (ii) the broker fails to obtain documentary evidence that the stockholder is a Non-U.S. Stockholder and that certain conditions are met or that the Non-U.S. Stockholder otherwise is entitled to an exemption.

     Final regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were recently promulgated. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements described above, but unify current certification procedures and forms and clarify reliance standards. For example, the New Withholding Regulations adopt a certification rule under which a Non-U.S. stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a U.S. corporation will be required to satisfy certain certification and other requirements. In addition, the New Withholding Regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding tax (subject to any applicable deduction or exemption) to such portion, and to apply the FIRPTA withholding rules (discussed above) with respect to the portion of the distribution designed by the REIT as capital gain dividend. The New Withholding Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. EXCEPT AS PROVIDED IN THIS PARAGRAPH, THE DISCUSSION SET FORTH ABOVE IN "TAXATION OF FOREIGN STOCKHOLDERS" DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE NON-U.S. STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE NEW WITHHOLDING REGULATIONS.

Possible Legislative or Other Actions Affecting Tax Consequences

     Prospective investors should recognize that the present federal income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time, and that any such action




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

may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions or regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Company.

State Tax Consequences and Withholding

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Several states in which the Company may conduct business treat REITs as ordinary corporations. The Company does not believe, however, that stockholders will be required to file state tax returns, other than in their respective states of residence, as a result of the ownership of shares of the Company's capital stock. However, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

     EACH INVESTOR IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.







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

                              PLAN OF DISTRIBUTION

     This Prospectus relates to the offer and sale from time to time by the holders thereof of up to 631,159 Shares of Common Stock, 278,962 shares of which were previously issued by the Company to certain of the Selling Stockholders and 352,197 shares of which may be issued to the holders of 352,197 Units if and to the extent such Unit Holders tender such Units for redemption and the Company elects to redeem such Units for shares of Common Stock. The Company has registered the Shares for sale pursuant to certain registration rights agreements, but registration of such Shares does not necessarily mean that any of such Shares will be offered and sold by the holders thereof.

     The Company will not receive any proceeds from the offering by the Selling Stockholders. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

     The distribution of the Shares also may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of Shares for whom they may act as agents. Underwriters may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     At a time a particular offer of Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     The Shares may also be sold in one or more of the following transactions:
(a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate.




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

                                     EXPERTS

     The consolidated financial statements and related financial statement schedules included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports and have been incorporated herein in reliance on such reports given on the authority of that firm as experts in accounting and auditing.


                                  LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California.



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